HBK GLOBAL SECURITIES L.P.
(A Delaware Limited Partnership)

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2017

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65316

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK Global Securities L.P.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2101 Cedar Springs Road, Suite 700

(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Burkhardt   (214-758-6347)

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Richard Burkhardt _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK Global Securities L.P. _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF Texas
COUNTY OF Dallas

The foregoing instrument was acknowledged before me this 15th day of February 2018, by Richard H. Burkhardt



Hayley V. Hair   Hayley V. Hair
Notary Public's Signature   Notary Name
My Commission Exp. 02/26/2020

Signature

FINOP

Title

Hayley V. Hair
Notary Public

> HAYLEY V. HAIR
> Notary Public, State of Texas
> Comm. Expires 02-26-2020
> Notary ID 130556762

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Partners and Management of HBK Global Securities L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HBK Global Securities L.P. ("Global") as of December 31, 2017, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Global at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of Global's management. Our responsibility is to express an opinion on Global's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Global in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Global's financial statements. Such information is the responsibility of Global's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as Global's auditor since 2017.

New York, New York
February 23, 2018

1

HBK GLOBAL SECURITIES L.P.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(EXPRESSED IN 000's OF U.S. DOLLARS)

Assets

Cash and cash equivalents	$	111,284
Receivables for securities borrowed (Note 8)		809,870
Rebate fees receivable (Note 8)		1,343
Dividends and interest receivable		82
Other assets		146
Total assets	$	922,725

Liabilities

Payables for securities loaned (Note 8)	$	811,294
Rebate fees payable (Note 8)		791
Payable to affiliates		800
Deferred compensation payable		360
Other liabilities		105
Total liabilities		813,350

Partners' Capital

Partners' Capital		109,375
Total liabilities and partners' capital	$	922,725

The accompanying notes are an integral part of these financial statements.

Net revenues

Rebate fee income (Note 8)	$	11,798
Rebate fee expense (Note 8)		(6,001)
Dividends and interest		688
Total net revenues		6,485

Operating expenses

Expense reimbursements to affiliates		1,965
Employee compensation and benefits		1,230
Professional services		257
Clearing and custody fees		110
Other expenses		95
Total operating expenses		3,657
Net increase in partners' capital resulting from operations	$	2,828

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2017
(EXPRESSED IN 000's OF U.S. DOLLARS)

	HBK Securities GP Inc.	HBK Securities LP Inc.	Total
Partners' capital at beginning of year	$ 12	$ 106,535	$ 106,547
Capital contributions / (withdrawals)	-	-	-
Net increase in partners' capital resulting from operations	-	2,828	2,828
Total increase in partners' capital	-	2,828	2,828
Partners' capital at end of year	$ 12	$ 109,363	$ 109,375

The accompanying notes are an integral part of these financial statements.

4

Cash Flows From Operating Activities

Net increase in partners' capital resulting from operations	$	2,828
Adjustments to reconcile net increase in partners' capital resulting from operations to net cash provided by operating activities:		
(Increase) in operating assets:		
Receivables for securities borrowed		(396,678)
Rebate fees receivable		(863)
Dividends and interest receivable		(51)
Other assets		(48)
Increase (decrease) in operating liabilities:		
Payables for securities loaned		399,431
Rebate fees payable		447
Payable to affiliates		139
Deferred compensation payable		(89)
Other liabilities		(67)
Net cash provided by operating activities		5,049
Cash and cash equivalents at beginning of year		106,235
Cash and cash equivalents at end of year	$	111,284

Supplemental Disclosure of Cash Flow Information

Cash paid for rebate fees during the year	$	5,554

The accompanying notes are an integral part of these financial statements.

1. Organization

HBK Global Securities L.P. ("Global"), a Delaware limited partnership formed on March 4, 2002, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA granted membership to Global to operate as a broker-dealer on October 9, 2002. Global is a subsidiary of HBK Securities GP Inc., its general partner (the "General Partner"), and HBK Securities LP Inc., its limited partner (together with the General Partner, the "Partners"), each of which is a wholly owned subsidiary of HBK Master Fund L.P. (the "Master Fund"). Global's only business is to borrow and lend securities for its own account. Its counterparties in these transactions include the Master Fund and unaffiliated institutions such as banks and broker-dealers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although Global considers estimates to be reliable based on information available at the balance sheet date, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents, as disclosed on the Statement of Financial Condition, is defined as cash on deposit at financial institutions and investments in money market funds. At December 31, 2017, *Cash and cash equivalents* consisted of cash on deposit of $7,845 and investments in money market funds of $103,439. Money market funds are carried at net asset value, which approximates fair value.

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated into the U.S. dollar equivalent using the spot foreign currency exchange rate in effect at the time of reporting. Revenues and expenses denominated in foreign currencies are translated at the daily spot rates in effect at the time of the transaction.

Income and Expense Recognition

Rebate fee income (expense) and interest income (expense) are accrued as earned. Dividends are recorded on the ex-dividend date.

Income Taxes

In accordance with federal income tax regulations, no income taxes are levied on a partnership, but rather on the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements. Global files an informational tax return in the U.S. federal jurisdiction and is therefore subject to examination under statute of limitations for the period ended December 31, 2014, and forward for which tax adjustments may be necessary and retroactive to all open tax years.

Global is subject to authoritative guidance with respect to accounting for uncertain tax positions. The General Partner has analyzed Global's tax positions for all open tax years and has concluded there are no uncertain tax positions that require financial statement recognition or disclosure as of December 31, 2017. Global would recognize interest and, if applicable, penalties for any uncertain tax positions. Interest and penalty expense would be recorded as a component of *Other expenses* on the Statement of Operations. No such interest or penalties related to uncertain tax positions were recorded or accrued for the year ended December 31, 2017.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued new revenue recognition guidance that will supersede existing revenue recognition requirements and most industry-specific guidance. The new standard requires an entity to recognize revenue to reflect the transfer of goods or services to customers at an amount to which the entity expects to be entitled to in exchange for those goods or services. The guidance is effective for periods beginning after December 15, 2017. The General Partner is assessing the impact of this guidance and currently believes adoption will not impact the financial statement amounts.

In June 2016, the FASB issued new guidance amending the current incurred loss impairment methodology. The new standard amends the methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for periods beginning after December 15, 2019. The General Partner is assessing the impact of this guidance and currently believes adoption will not impact the financial statement amounts.

3. Securities Financing Transactions

Global enters into securities borrowed and loaned transactions for its own account. Using an approach commonly referred to as "matched-book," Global borrows securities from one institution, such as a bank or broker-dealer, and simultaneously, or soon thereafter, re-loans the same securities to another institution. The term of the securities borrowed and loaned is overnight and continuous. Securities borrowed transactions require Global to deposit with the lender cash in an amount generally in excess of the fair value of the securities being borrowed. With respect to securities loaned, Global receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. Global monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned as necessary. At December 31, 2017, the fair value of the underlying securities borrowed and loaned was $782,437 and $783,340, respectively.

Securities borrowing and lending transactions are classified as *Receivables for securities borrowed* and *Payables for securities loaned* on the Statement of Financial Condition at the amount of cash collateral advanced or received. Although securities borrowing and lending activities are transacted under a master securities lending agreement, such receivables and payables with the same counterparty are not offset on the Statement of Financial Condition. Fees received or paid by Global are classified as *Rebate fee income* or *Rebate fee expense* on the Statement of Operations.

The below table presents the gross securities lending transactions included on the Statement of Financial Condition as of December 31, 2017. This table also presents amounts not offset on the Statement of Financial Condition including the related amount of netting with the same counterparty allowed under master securities lending agreements and the fair value of the underlying financial instruments borrowed and loaned.

	Gross Amounts Included on the Statement of Financial Condition	Gross Amounts Offset on the Statement of Financial Condition	Amounts Presented on the Statement of Financial Condition	Gross Amounts Not Offset on the Statement of Financial Condition		Net amount [a]
				Counterparty Netting	Financial Instrument Collateral	
Securities borrowed	$ 809,870	$ -	$ 809,870	$ (331,064)	$ (463,793)	$ 15,013
Securities loaned	$ 811,294	$ -	$ 811,294	$ (331,064)	$ (464,889)	$ 15,341

(a) For some counterparties, the value of the underlying financial instrument collateral will exceed the securities borrowed or loaned balance as adjusted for counterparty netting. Where this is the case, the value of the underlying financial instrument collateral is limited to the Amounts Presented on the Statement of Financial Condition adjusted for Counterparty Netting. As a result, the net amount presented above may not represent counterparty exposure.

4. Deferred Compensation

Global has a deferred bonus plan for employees whereby a bonus may be awarded at Global's discretion. Awards under this plan are earned by the grantee as of the award date and are included within *Employee compensation and benefits* on the Statement of Operations in the year awarded. The awards generally have delayed settlement whereby they settle over four years from the award date. Outstanding bonus awards increase or decrease at an index rate that is based upon the rate of return earned by certain funds managed by HBK Investments L.P. (together with its affiliated sub-advisors, the "Manager"). The Manager has the ability to designate applicable funds on a monthly basis. The return is included in *Employee compensation and benefits*. A grantee is no longer entitled to the unsettled award following termination of employment, except in the case of death, disability, or retirement, although a grantee may receive payment at Global's discretion.

The amounts below represent the estimated deferred compensation liabilities for each upcoming year.

2018	$	135
2019		106
2020		75
2021		44
	$	360

5. Regulatory Requirements

As a broker-dealer registered with the SEC, Global is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum net capital. Global has elected to use the alternative method, which requires that it maintain minimum net capital as defined in Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "1934 Act"), equal to the greater of $250 or 2% of aggregate debit balances (as defined in Rule 15c3-3 under the 1934 Act). At December 31, 2017, Global had net capital of $106,582, which is $106,332 in excess of its minimum net capital requirement of $250 on that date.

6. Off-Balance Sheet Risks and Concentrations of Credit Risk

Global's activities are with the Master Fund and other institutions such as banks, broker-dealers, and clearing organizations. These counterparties may fail to satisfy their contractual obligations and, as such, have associated credit risk. This credit risk primarily exists in three situations. First, Global posts collateral with counterparties under securities borrowed transactions. If the value of the securities declines, the counterparty will be obligated to return the collateral. If the counterparty is unable to satisfy the obligation, Global may incur a loss, measured on a daily basis by the difference between the value of the securities borrowed and the higher value of the collateral held by the counterparty. Second, Global accepts collateral from counterparties under securities loaned transactions. If the value of the loaned securities increases, the counterparty is required to post additional collateral. If the counterparty is unable to satisfy this obligation, Global may incur a loss, measured on a daily basis by the difference between the value of the collateral held by Global and the higher value of the securities loaned. Finally, in some cases Global may transfer collateral to a counterparty before receiving securities from the counterparty. If the counterparty fails to deliver the securities (and does not return the collateral) Global will incur a loss. During the year ended December 31, 2017, Global did not incur losses from any of the situations described above.

From time to time, Global may have concentrations with counterparties. As of December 31, 2017, exclusive of transactions with the Master Fund discussed in Note 8, Global had one counterparty that held collateral in excess of 10% of *Receivables for securities borrowed*, for a total of $321,940.

7. Commitments and Contingencies

In the normal course of business, Global may enter into contracts that provide general indemnifications and contain a variety of representations and warranties. Global's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against Global but have not yet occurred. However, Global expects the risk of material loss to be remote. Global could be a party to various actions in the ordinary course of business. These actions could include threatened or asserted litigation or claims. Actions asserted or deemed probable of assertion against Global that, in the opinion of management, both give rise to probable liabilities and can be reasonably estimated are accrued. There were no accruals for any such actions at December 31, 2017.

8. Related-Party Transactions

In the normal course of business, Global may enter into securities borrowed and loaned transactions with the Master Fund. At December 31, 2017, Global had posted collateral in the amount of $194,086 under securities borrowed transactions with the Master Fund and held collateral in the amount of $562,216 under securities loaned transactions with the Master Fund. In addition, for the year ended December 31, 2017, *Rebate fee income* included $4,194 and *Rebate fee expense* included $2,010 in relation to transactions with the Master Fund. On the Statement of Financial

Condition, *Rebate fees receivable* included $575 due from the Master Fund and *Rebate fees payable* included $319 owed to the Master Fund at December 31, 2017.

Pursuant to an Administrative Services Agreement (the "Services Agreement"), the Manager provides certain facilities, resources, and services to Global. In connection with the Services Agreement, Global reimburses the Manager for such expenses related to the portfolio finance services provided by Global and its personnel. Expenses covered under the Services Agreement, including compensation and other expenses related to employees of the Manager that work primarily in providing such services, are payable to the Manager on a monthly basis and are classified as *Expense reimbursements to affiliates* on the Statement of Operations and *Payable to affiliates* on the Statement of Financial Condition.

9. Subsequent Events

Effective January 1, 2018, the Services Agreement was superseded by a new services agreement (the "New Services Agreement"). Pursuant to the New Services Agreement, the Manager will provide Global with personnel, office space, technology (including hardware, software, and data), and other general and administrative services in exchange for an annual service charge.

Pursuant to an Employee Transfer Agreement, effective January 1, 2018, all Global employees were transferred to the Manager. The Manager assumed all obligations for the outstanding deferred bonus awards awarded to these employees in return for Global's payment to the Manager of cash equal to the deferred compensation liabilities outstanding as of December 31, 2017.

The General Partner has performed an evaluation of subsequent events through February 23, 2018, the date the financial statements were available for issuance. There have been no other material subsequent events that occurred during such period that would require disclosure in the financial statements.

HBK GLOBAL SECURITIES L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net capital		
Total partners' capital		$ 109,375
Deduct partners' capital not allowable for net capital		-
Total partners' capital qualified for net capital		109,375
Add:		
Subordinated liabilities allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		109,375
Deductions and/or charges:		
Nonallowable assets:		
Rebate fees receivable from affiliate	575	
Other assets	146	
Total nonallowable assets	721	
Other deductions and/or charges	3	724
Net capital before haircuts on securities positions (tentative net capital)		108,651
Haircuts on securities		2,069
Net capital		$ 106,582
Minimum net capital requirement		$ 250
Excess net capital		$ 106,332

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2017; therefore, no reconciliation is necessary.

HBK GLOBAL SECURITIES L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017
(EXPRESSED IN 000's OF U.S. DOLLARS)

Global claims an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(2)(i) of such rule. Under this exemption, Global is not subject to the reserve computation requirements specified in Rule 15c3-3.

SUPPLEMENTAL INFORMATION
SCHEDULE III

HBK GLOBAL SECURITIES L.P.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017
(EXPRESSED IN 000's OF U.S. DOLLARS)

Global claims an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(2)(i) of such rule. Under this exemption, Global is not subject to the possession or control requirements specified in Rule 15c3-3.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Partners and Management of HBK Global Securities L.P.

We have reviewed management's statements, included in the accompanying HBK Global Securities L.P.'s Exemption Report, in which (1) HBK Global Securities L.P. ("Global") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Global claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Global stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Global's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Partners, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2018

A member firm of Ernst & Young Global Limited

HBK Global Securities L.P.'s
Exemption Report

HBK Global Securities L.P. ("Global") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, Global states the following:

1. Global claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(i).

2. Global met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k): (2)(i) throughout the period January 1, 2017, to December 31, 2017, without exception.

HBK Global Securities L.P.

h b k I, Richard Burkhardt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Richard H. Burkhardt
Richard H. Burkhardt

Financial and Operations Principal
(Title)

_2.23.18_
(Date)